Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 22, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Cheddar Closing Bell
Scott Belsky Figma Acquisition Interview
September 21, 2022

Kristen Scholer: The world of creative technology was stunned last week by the news industry giant Adobe has acquired Figma for $20 billion. Figma is the maker of a hugely popular cloud-based design software that allows teams to collaborate in real-time. The proposed acquisition is expected to close in 2023. It’s raised concerns among some Adobe investors about its cost – 50 times Figma’s expected sales for the year. Well, joining me now to break down the deal is Scott Belsky, Chief Product Officer and Executive Vice President at Adobe Creative Cloud. Scott, it’s great to see you this afternoon. Thanks so much for coming on the show. So, tell me here, how will the acquisition of Figma benefit the company and users of Adobe’s products?

Scott Belsky: There’s a number of synergies that we’re most excited about. I mean, this is just an extraordinary product that has reimagined the whole segment of product design and product development, to the point where it’s now become vertically integrated. You know, it’s fascinating that over 30% of Figma’s users are developers, and another 20% of folks are other stakeholders of the product experience. And if you think about it, you know more and more of our life every day takes place in an interactive product experience – whether we’re ordering food, or booking a hotel, or a flight or you know, on social networks – it’s all within a product experience. These product experiences oftentimes have assets in that in them, like video, imagery, animations, other assets that are that our Creative Cloud tools make, but product design and development is a segment we’re super excited to get in. And the second thing is that it’s an amazing platform. Figma’s built a web-native, multiplayer platform that we think is part of the solution for the future of creativity. So we’re really excited to bring new capabilities to that segment, to that platform and leverage some of the things Figma has done well like FigJam, which is a great productivity tool, that that we also think we can bring to our customers. So, there are a number of synergies that really drive the deal here for us.

Kristen Scholer: Okay, well, I want to talk more about the platform and some of these updates that will be seeing in a moment, but I got to ask about the $20 billion valuation certainly a pricey penny in this current economic environment. How do you land on that?

Scott Belsky: Right, well, you know, there’s a lot that goes into the valuation of a company, and we’ve shared a few things publicly. You know, we’ve certainly talked about the fact that Figma really just started monetizing itself about four years ago. And, you know, it’s going to close at around $400 million in revenue. So that’s quite a dramatic rise in terms of growth. Right, and we’ve talked about just amazing net revenue, retention numbers. We’ve talked just about a number of other kind of metrics that you know, under the hood, give us promise about not only growth of their product, but also the growth of the segment of product design and development. But it’s also a calculation around what we can bring in terms of synergy value. There are so many ways – Acrobat reaches over a billion customers, Adobe Express now has millions of monthly active users, all of those customers would likely benefit from a product like FigJam, which is their whiteboarding and collaboration tool. And then you also think about the growing use cases of multiplayer web-native tools and how we can actually bring some of our creative capabilities to get the benefits of Figma’s virality for some of our products. So again, when you do all the all the analysis, we just found it to be extraordinarily compelling and critical to the future growth of prospects of our company. We have high hopes for where Adobe is going to go in the coming years.

Kristen Scholer: I’m sure you definitely do there, Scott. I want to actually hear from some of the designers. They have been taking to social media to talk about the deal, what they liked what they dislike, but in this case, saying that they don’t want to see any changes to Figma. What would you say to those who actually just wanted to kind of stay the same, functioning the same way that it has?

Scott Belsky: Well, listen, Figma is an extraordinary product. And one of the ways we’re structuring our relationship with the whole Figma team is intended to give them a lot of autonomy and allow them to continue doing, what they’re doing because they’re doing such a great job and, and really for us just to be supportive and helpful to them on the journey ahead. I also want to say that, you know, acquisitions, you know, are ultimately up to the people involved. You know, I came in to Adobe through an acquisition of Behance. We were 1 million members at the time now we’re 10 years later, 30 million members and the product is probably stronger, tighter and faster-growing than it’s ever been. before. And the number of other acquisitions we’ve done in recent years that all the teams that are involved, as well as the customers, would probably say, everyone’s better off as a result. So that’s up to us, right. It’s up to us to show not tell and, and for the teams to work together to be stewards for the community.

Kristen Scholer: I think that’s a really good point. And look, certainly in a dealmaker environment. I think that from a broader business perspective, people would see this deal certainly as a good sign that deals can still happen, growth can still happen in this current economic environment – especially after what we heard from the Fed Chair earlier this afternoon. Scott, I do want to ask you about the cost, right? So, one of the reasons that I think designers really loved Figma is that it was free to them. Are you planning to change that at all now that it will be under the Adobe umbrella?

Scott Belsky: No, it’s a great question. I mean, all modern products these days have a freemium approach. And also, we’ve always loved how Figma is free for education, we’ve committed to continuing to make Figma available to all students for free. And we have no plans to change any of the offerings or pricing. Again, this is a product that’s growing extremely well, virally through teams that use it. And we want to really be the wind at its back. So, there’s there are no plans and in fact, we’ve reiterated our commitment to preserving Figma’s approach with education and freemium use.

Kristen Scholer: All right. Scott Belsky, thank you again for joining the show. Scott is of course the Chief Product Officer and Executive Vice President at Adobe Creative Cloud.

* * * * *

Adobe Social Media

* * * * *

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.